

December 28, 2012

<u>Via E-mail</u>
Susanne W. Harris
Chief Financial Officer
Southern Star Central Corp.
4700 Highway 56
Owensboro, Kentucky 42301

      Re: Southern Star Central Corp.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed March 23, 2012
             File No. 333-110979

Dear Ms. Harris:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Andrew D. Mew

                    Andrew D. Mew
                    Accounting Branch Chief